Exhibit (a)(8) (ii)


 Editorial Contact: Bonita A. Cersosimo
                    Alcoa
                    412-553-4462

 ALCOA EXTENDS TENDER OFFER FOR ALUMAX SHARES

      PITTSBURGH, Pa. April 9, 1998 -- Alcoa (NYSE: AA) announced today that it has extended the expiration date of the cash tender offer for up to 27 million shares of common stock of Alumax, Inc. (NYSE: AMX) at a price of $50 per share to midnight, EDT, on Thursday, May 7, 1998. The offer had previously been scheduled to expire on Thursday, April 9, 1998. As of midnight on April 8 the number of shares of Alumax common stock that had been validly tendered was 20,907,123.

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